UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton
5650 Yonge Street, 5th Floor
Toronto, Ontario M2M 4H5
(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,153,613

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,153,613

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,153,613

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.6%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 30, 2003, Amendment No. 3 on April 26, 2004, Amendment No. 4 on April 29, 2004, Amendment No. 5 on July 16, 2004, Amendment No. 6 on October 15, 2004, Amendment No. 7 on January 3, 2005, Amendment No. 8 on November 16, 2005 and Amendment No. 9 on January 4, 2006 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background
Item 2 is hereby restated in its entirety as follows:
(a) This Amendment is being filed by the Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) – (c)  Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers.  The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario  M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

On February 1, 2006 Teachers purchased 186 shares of 2003 Convertible Preferred Stock of the Issuer (the “Preferred Stock”) in a private transaction for an aggregate purchase price of $448,260.  The source of the funds used to purchase the shares of Preferred Stock was the pension fund managed by Teachers, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by Teachers, the Province of Ontario and from designated private schools and organizations.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby restated in its entirety as follows:

(a) – (b)  As of the date of this Amendment, Teachers is the beneficial owner of an aggregate of 24,533,088 shares of Common Stock (comprised of 24,477,118 shares of Common Stock and 5,000 warrants currently exercisable for 55,970 shares of Common Stock) and 47,746 shares of Preferred Stock which, as of February 1, 2006, were convertible into 138,620,525 shares of Common Stock, representing approximately 44.6% of the shares of Common Stock outstanding, which percentage is calculated based upon 227,159,626 shares of Common Stock reported to be outstanding by the Issuer as of December 9, 2005, as adjusted pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the shares of Common Stock and Preferred Stock beneficially owned by it.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock or Preferred Stock.

(c)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, other than the transactions described herein.

(d) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006

ONTARIO TEACHERS’ PENSION PLAN BOARD, an Ontario, Canada corporation

By:	/s/ Roger Barton
Name: Roger Barton
Title: Vice President, General Counsel and Secretary

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board (“OTPPB”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Robin Korthals (Chairperson)	Royal Trust Tower Toronto Dominion Centre 77 King Street West, Suite 4545 Toronto, ON M5K 1K2	Chair, OTPPB

J. Douglas Grant (Director)	257 Rosedale Heights Drive Toronto, ON M4T 1C7	Chairperson, Sceptre Investment Counsel Limited

Helen Kearns (Director)	71 Hudson Drive Toronto, ON M4T 2K2	President and CEO, Kearns Capital Ltd.

Guy Matte (Director)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the association des enseignants et des enseignants franco-ontariens

Eileen Mercier (Director)	Finvoy Management Inc. 77 Strathallan Blvd. Toronto, ON M5N 1S8	President, Finvoy Management Inc.

Thomas O’Neill (Director)	33 Geraldine Court Don Mills, ON M3A 1N2	Former Chairperson, PwC Consulting

Raymond Koskie (Director)	161 Beechwood Ave. Toronto, ON M2L 1JP	Founding Partner, Koskie Minsky LLP

Carol Stephenson (Director)	University of Western Ontario 1151 Richmond St. N. London, ON N6A 3K7	Dean, Richard Ivey School of Business

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of OTPPB

Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of OTPPB

John Brennan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources & Public Affairs of OTPPB

Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Investment Operations & Chief Information Officer of OTPPB

Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers

Brian Gibson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of OTPPB

Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of OTPPB

Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation, of OTPPB

Claude Lamoureux	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of OTPPB

Jim Leech	5650 Yonge Street, 5th Floor	Senior Vice-President, Teachers’

	Toronto, ON M2M 4H5	Private Capital of OTPPB

Ron Lepin	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Infrastructure of OTPPB

Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Audit Services of OTPPB

Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Member Services of OTPPB

David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Financial Officer of OTPPB

Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB

Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Alternative Investments of OTPPB

Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President IT Member Services of OTPPB

Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Tactical Asset Allocation & Alternative Investments

Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Fixed Income of OTPPB

Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB

Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Venture Capital of OTPPB

Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Asset Mix & Risk of OTPPB